SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ):  76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SEVENTY-SEVENTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: April 12, 2018. 3. PRESIDING: MAURICIO SCHULMAN - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.       The Board of Directors unanimously approved the Management Report and the Financial Statements for fiscal year 2017 and their submission to the Fiscal Council and the Shareholders’ Meeting.

II.      The Board of Directors unanimously approved the Executive Board’s Proposal for the Allocation of Net Income for Fiscal Year 2017 and the provision for the distribution of Profit Sharing Related to the Integration of Capital and Work and Incentive to Productivity, based on the targets established in the Collective Bargaining Agreement.

III.    The Board of Directors unanimously approved the Statutory Audit Committee’s 2017 Annual Report.

IV.    The Board of Directors received, for analysis, additional documents and information on arbitration procedures and decided that this matter will be addressed at an extraordinary meeting by April 17, 2018.

V.     The Board of Directors elected by a majority vote, in compliance with the Majority Shareholder’s appointments and after analyzing the documents presented by the Control Council for State-Owned Companies (CCEE), the following members for the Executive Board of Companhia Paranaense de Energia - Copel, to complete the 2018-2019 term of office, which covers the period between January 1, 2018 and December 31, 2019: a) Jonel Nazareno Iurk, as Chief Executive Officer; b) Deonilson Roldo, as Chief Corporate Management Officer; c) Harry Françóia Júnior, as Chief Legal and Institutional Relations Officer; and d) José Marques Filho, as Chief Business Development Officer.

VI.    The Board of Directors received information from three renowned consulting companies comparing the compensation received by Copel’s senior executives and that of other senior executives in the energy market and other similarly sized companies, which confirmed that the compensation we provide is in line with market practices. The Board of Directors strongly recommended that the compensation of the Company’s executives should remain competitive and in line with the market.

VII.   The Board of Directors received a report from the CEO regarding various corporate matters, which included the balance sheet and diagnosis related to one year of his term of office.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; ADRIANA ANGELA ANTONIOLLI; ANTONIO SERGIO DE SOUZA GUETTER; LEILA ABRAHAM LORIA; OLGA STANKEVICIUS COLPO; ROGÉRIO PERNA; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 177th Ordinary Board of Directors’ Meeting was drawn up in the Company’s book no. 9.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 13, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.